                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                           METROPOLITAN EDISON COMPANY
               (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                    Cumulative Preferred Stock, 3.90% Series
                    Cumulative Preferred Stock, 4.35% Series
                    Cumulative Preferred Stock, 3.85% Series
                    Cumulative Preferred Stock, 3.80% Series
                    Cumulative Preferred Stock, 4.45% Series
                         (TITLE OF CLASS OF SECURITIES)

            591894-40-7 (Cumulative Preferred Stock, 3.90% Series) 591894-50-6 (Cumulative Preferred Stock, 4.35% Series) 591894-30-8 (Cumulative Preferred Stock, 3.85% Series) 591894-20-9 (Cumulative Preferred Stock, 3.80% Series) 591894-60-5 (Cumulative Preferred Stock, 4.45% Series)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   T.G. HOWSON
                                 Vice President
                              c/o GPU Service, Inc.
                              100 Interpace Parkway
                          Parsippany, New Jersey 07054
                             (Tel. No. 201-263-6500)

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
      RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)


This statement is filed in connection with (check the appropriate box):

a.  [ ]     The filing of solicitation materials or an information statement subject to Regulation  14A [17 CFR 240.14a-1 to 240.14b-1],
            Regulation 14C [17 CFR 240.14c-1 to  240.14c-101] or Rule 13e-3(c)
            [Sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b.  [ ]     The filing of a registration statement under the Securities Act of 1933.

c.  [X]     A tender offer.

d.  [ ]     None of the above.

            Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
            [ ]

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
----------------------                    --------------------

$15,370,104.24                                  $3,074.02

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 117,729 shares of Cumulative Preferred Stock, 3.90% Series B, 33,249 shares of Cumulative Preferred Stock, 4.35% Series C, 29,175 shares of Cumulative Preferred Stock, 3.85% Series D, 18,122 shares of Cumulative Preferred Stock, 3.80% Series E, 35,637 shares of Cumulative Preferred Stock, 4.45% Series, by $62.40, $72.06, $63.77, $62.94, and $73.71, the respective per share purchase prices.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.


Amount Previously Paid:                   Filing Party:
       $3,074.02                          Metropolitan Edison Company

Form or Registration No.:                 Date Filed:
    Schedule 13E-4                             November 13, 1996




                               Page 2 of 13 Pages

      This Rule 13e-3 Transaction Statement (the "Statement") relates to the Offer by Metropolitan Edison Company, a Pennsylvania corporation (the "Company"), pursuant to its Offer to Purchase dated November 13, 1996 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following Series of Preferred:

            Cumulative Preferred Stock, 3.90% Series, ($100 stated value), at a purchase price of $62.40 per share, net to the seller in cash.

            Cumulative Preferred Stock, 4.35% Series, ($100 stated value), at a purchase price of $72.06 per share, net to the seller in cash.

            Cumulative Preferred Stock, 3.85% Series, ($100 stated value), at a purchase price of $63.77 per share, net to the seller in cash.

            Cumulative Preferred Stock, 3.80% Series, ($100 stated value), at a purchase price of $62.94 per share, net to the seller in cash.

            Cumulative Preferred Stock, 4.45% Series, ($100 stated value), at a purchase price of $73.71 per share, net to the seller in cash.


      There is a separate Letter of Transmittal and Notice of Guaranteed Delivery with respect to each Series of Preferred.

      The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4 is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.





                               Page 3 of 13 Pages

                                                             Location in
Item in Schedule 13E-3                                       Schedule 13E-4
----------------------                                       --------------

Item 1(a)................................................... Item 1(a)
Item 1(b)................................................... Item 1(b)
Item 1(c)................................................... Item 1(c)
Item 1(d)................................................... *
Item 1(e)................................................... *
Item 1(f)................................................... *
Item 2(a)................................................... *
Item 2(b)................................................... *
Item 2(c)................................................... *
Item 2(d)................................................... *
Item 2(e)................................................... *
Item 2(f)................................................... *
Item 2(g)................................................... *
Item 3(a)(1)................................................ *
Item 3(a)(2)................................................ *
Item 3(b)................................................... *
Item 4(a)................................................... *
Item 4(b)................................................... *
Item 5(a)................................................... Item 3(b)
Item 5(b)..................................................) Item 3(c)
Item 5(c)................................................... Item 3(d)
Item 5(d)................................................... Item 3(e)
Item 5(e)................................................... Item 3(f)
Item 5(f)................................................... Item 3(i)
Item 5(g)................................................... Item 3(j)
Item 6(a)................................................... Item 2(a)
Item 6(b)................................................... *
Item 6(c)................................................... Item 2(b)
Item 6(d)................................................... *
Item 7(a)................................................... Item 3
Item 7(b)................................................... *
Item 7(c)................................................... *
Item 7(d)................................................... *
Item 8(a)................................................... *
Item 8(b)................................................... *
Item 8(c)................................................... *
Item 8(d)................................................... *
Item 8(e)................................................... *
Item 8(f)................................................... *
Item 9(a)................................................... *
Item 9(b)................................................... *
Item 9(c)................................................... *
Item 10(a).................................................. *
Item 10(b).................................................. *
Item 11..................................................... Item 5
Item 12(a).................................................. *
Item 12(b).................................................. *
Item 13(a).................................................. *
Item 13(b).................................................. *
Item 13(c).................................................. *


                               Page 4 of 13 Pages

Item 14(a).................................................. Item 7(a)
Item 14(b).................................................. Item 7(b)
Item 15(a).................................................. *
Item 15(b).................................................. Item 6
Item 16..................................................... Item 8(e)
Item 17(a).................................................. Item 9(b)
Item 17(b).................................................. *
Item 17(c).................................................. Item 9(c)
Item 17(d).................................................. Item 9(a)
Item 17(e).................................................. *
Item 17(f).................................................. Item 9(f)

------

*     The Item is located in the Schedule 13E-3 only.




             Item 1.           Issuer  and  Class  of  Security  Subject  to the
                               Transaction.



                   (a) The name of the issuer is Metropolitan Edison Company, a Pennsylvania corporation that has its principal executive offices at 2800 Pottsville Pike, Reading, Pennsylvania 19605.

                   (b) The information set forth in the front cover page, the "Introduction" and Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (c)-(d) The information set forth in the "Introduction" and Section 8--"Price Ranges of the Shares; Dividends" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (e)         Not applicable.

                   (f)         Not applicable.

             Item 2.           Identity and Background.

                               The issuer is the party filing this Statement.



                               Page 5 of 13 Pages

                   (a)-(g)     Not applicable.

             Item 3.           Past Contracts, Transactions or Negotiations.

                   (a)         Not applicable.

                   (b)         Not applicable.

             Item 4.           Terms of the Transaction.

                   (a)         The information set forth in the "Introduction;"
                               Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer"; Section 3--"Number of Shares; Purchase Price; Expiration Date; Receipt of Dividend; Extension of the Offer;" Section 4--"Procedure for Tendering Shares"; Section 5--"Withdrawal Rights"; Section 6--"Acceptance for Payment of Shares and Payment of Purchase Price"; Section 7--"Certain Conditions of the Offer"; and Section 12 - "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (b)         Not applicable.

             Item 5.           Plans or Proposals of the Issuer or Affiliate.

                   (a)-(g) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

             Item 6.           Source and Amounts of Funds or Other
                               Consideration.

                   (a) The information set forth in Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (b) The information set forth in Section 14--"Fees and Expenses" in the Offer to

                               Page 6 of 13 Pages

                               Purchase is incorporated herein by reference pursuant to General Instruction D to
                               Schedule 13E-3.

                   (c) The information set forth in Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (d)         Not applicable.


             Item 7.           Purpose(s), Alternatives, Reasons and Effects.

                   (a) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (b)         Not applicable.

                   (c) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (d) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer"; Section 13--"Certain Federal Income Tax Consequences";
                               Section 8--"Price Range of Shares; Dividends"; and Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to
                               Schedule 13E-3.

             Item 8.           Fairness of the Transaction.

                   (a)-(b) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to



                               Page 7 of 13 Pages

                               Schedule 13E-3.

                   (c) The information set forth in Section 2--"Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (d)-(e) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (f)         Not applicable.

             Item 9.           Reports, Opinions, Appraisals and Certain
                               Negotiations.

                   (a) The Information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (b)         Not applicable.

                   (c)         Not applicable.

             Item 10.          Interest in Securities of the Issuer.

                   (a)-(b) The information set forth in Section 11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

             Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                               Not applicable.

             Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.



                               Page 8 of 13 Pages

                   (a) The information set forth in Section 11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

                   (b)         Not applicable.

             Item 13.          Other Provisions of the Transaction.

                   (a) The information set forth in Section 2--"Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Section 13E-3.

                   (b)         Not applicable.

                   (c)         Not applicable.

             Item 14.          Financial Information.

                   (a) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(2) and (g)(3) hereto is incorporated herein by reference pursuant to General Instruction D to Schedule
                               13E-3.

                   (b) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

             Item 15.          Persons   and  Assets   Employed,   Retained   or
                               Utilized.

                   (a) The officers and employees of the Company and its affiliate, GPU Service, Inc., will perform tasks which would be expected to arise in connection with the transaction.

                   (b) The information set forth in the front cover page and Section 14 - "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to



                               Page 9 of 13 Pages

                               Schedule 13E-3.

             Item 16.          Additional Information.

                               Reference is hereby made to the Offer to Purchase and the Form of Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
                               (d)(2), respectively, and incorporated in their entirety herein by reference pursuant to General Instruction D to Schedule 13E-3.

             Item 17.          Material to be Filed as Exhibits.

                   (a)         Not applicable.

                   (b)         Not applicable.

                   (c)         Not applicable.

                   (d)(1)      Offer to Purchase dated November 13, 1996.

                   (d)(2)      Form of Letter of Transmittal.

                   (d)(3)      Form of Notice of Guaranteed Delivery.

                   (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 13, 1996.

                   (d)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                   (d)(6) Form of Letter to Holders of Shares dated November 13, 1996.

                   (d)(7)      Press Release dated November 13, 1996.

                   (d)(8)      Form of Summary  Advertisement dated November 13,
                               1996.

                   (d)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

                   (e)         Not applicable.

                   (f)         Not applicable.



                              Page 10 of 13 Pages

                   (g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated November 13, 1996, incorporated by reference to SEC file NO. 1-446.

                   (g)(2) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-446.

                   (g)(3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated by reference to SEC File No. 1-446.




                              Page 11 of 13 Pages

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  November 13, 1996                METROPOLITAN EDISON COMPANY


                                         By:     /s/ T.G. Howson
                                                 ----------------------------
                                         Name:   T.G. Howson
                                         Title:  Vice President









                              Page 12 of 13 Pages

                                  EXHIBIT INDEX
                                  -------------

       EXHIBIT NO.                             DESCRIPTION
(a)                       Not applicable.

(b)                       Not applicable.

(c)                       Not applicable.

(d)(1)                    Offer to Purchase dated November 13, 1996.

(d)(2)                    Form of Letter of Transmittal.

(d)(3)                    Form of Notice of Guaranteed Delivery.

(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 13, 1996.

(d)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(d)(6)                    Form of Letter to Holders of Shares dated November
                          13, 1996.

(d)(7)                    Press Release dated November 13, 1996.

(d)(8)                    Form of Summary Advertisement dated November 13,
                          1996.

(d)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(e)                       Not applicable.

(f)                       Not applicable.

(g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated November 13, 1996, incorporated by reference to SEC File No. 1-446.

(g)(2) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-446.

(g)(3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated by reference to SEC File No. 1-446.





                              Page 13 of 13 Pages